

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

June 15, 2017

Mail Stop 4720

<u>Via E-mail</u>
Curtis L. Buser
Chief Financial Officer
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

  **Re:** **The Carlyle Group L.P.**
    **Form 10-K for the Fiscal Year Ended December 31, 2016**
    **Filed February 16, 2017**
    **File No. 001-35538**

Dear Mr. Buser:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Hugh West

        Hugh West
        Accounting Branch Chief
        Office of Financial Services